NEW CENTURY ENERGY CORP.
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5851 San Felipe,  Suite 775 Houston,  Texas 77057
Office 713-266-4344
Fax 713-266-4358

                                December 11, 2006

Jason Wynn                                                  VIA EDGAR
Division of Corporation Finance                             ---------
Securities and Exchange Commission
Mail Stop 7010
101 F Street, NE
Washington, D.C.  20549-7010

RE:     NEW  CENTURY  ENERGY  CORP.
        REGISTRATION  STATEMENT  ON  FORM  SB-2
        FILED  JULY  17,  2006
        FILE  NO.  333-135827

Dear  Mr.  Wynn,

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to comments one, two and three from your comment letter dated August 16, 2006, New Century Energy Corp. (the "Company," "we," and "us") has the responses provided below. Additionally, please note that questions four and five of your August 16, 2006 letter, have previously been answered by the Company in connection with previously filed correspondence and amended filings.

GENERAL
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1.   WHERE COMMENTS  ON  ONE  DOCUMENT  OR  SECTION ALSO RELATE TO DISCLOSURE IN
     ANOTHER DOCUMENT OR SECTION, PLEASE MAKE PARALLEL CHANGES TO ALL AFFECTED DISCLOSURE. THIS WILL ELIMINATE THE NEED FOR US TO REPEAT SIMILAR COMMENTS. FOR EXAMPLE, AMEND THE FORM 10-QSB IDENTIFIED ABOVE TO COMPLY WITH ANY COMMENTS ON THE FORM 10-KSB.

RESPONSE:

     The Company has amended both its Form 10-KSB for the fiscal year ended December 31, 2005 (filed on September 8, 2006) and its Form 10-QSB for the fiscal quarter ended March 31, 2006 (filed on September 8, 2006) in connection with your previous comments four and five.


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FORM  SB-2  GENERAL
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2.   GIVEN THE NATURE AND SIZE OF THE TRANSACTION BEING REGISTERED, ADVISE US OF
     THE COMPANY'S BASIS FOR DETERMINING THAT THE TRANSACTION IS APPROPRIATELY CHARACTERIZED AS A TRANSACTION THAT IS ELIGIBLE TO BE MADE ON A SHELF BASIS UNDER RULE 415(A)(L)(I).

RESPONSE:

     The Company has amended its Registration Statement to substantially reduce the number of shares of common stock being registered on behalf of Laurus Master Fund, Ltd. ("Laurus") pursuant to your comment (2). Previously, the Company had attempted to register all of the shares of common stock underlying Laurus' Convertible Note (and interest thereon), Warrant and Options, which amount previously totaled 58,832,563 shares of common stock, versus 55,610,612 shares of common stock outstanding prior to the offering, which registered shares would therefore have represented more than 50% of the Company's outstanding common stock subsequent to the offering. The amended Registration Statement includes the registration of only 7,258,065 shares on behalf of Laurus, which shares represent the amount of shares underlying Laurus' Warrant.

     The Company believes that because 7,258,065 shares of common stock being registered on behalf of Laurus represent a much smaller percentage of its total outstanding shares, approximately 12.8% of the Company's common stock prior to the offering and only 11.4% of the Company's outstanding stock assuming the exercise of all shares of common stock underlying the Warrant, of which there can be no assurance, that the amended offering is eligible to made on a shelf basis pursuant to 415(a)(1)(i), as the offering should not be considered a primary offering, as Laurus should not be considered an "affiliate" of the Company.

     Laurus has agreed to not hold more than 9.99% of the Company's common stock unless they provide the Company 75 days prior written notice of such intent or an event of default occurs and is continuing. Because of this ownership limitation; the fact that only 7,258,065 shares of common stock are being registered on behalf of Laurus in connection with the amended Registration Statement; the fact that Edward DeStefano, the Company's Chief Executive Officer holds 37,500,000 shares of common stock of the Company (representing 67.4% of the Company's common stock prior to the exercise of the Warrant, which ownership will still represent 59.6% of the Company's outstanding common stock assuming the full exercise of the Warrant, Mr. DeStefano has and will continue to have majority control over the Company.

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     As  a  result,  and  as a result of Laurus' agreement to not hold more than
     9.99% of the Company's common stock unless an event of default occurs and is continuing, or they provide the Company 75 days written notice, Laurus should not be considered an "affiliate" of the Company, due to the registration of the 7,258,065 shares of common stock underlying the Warrant, as Mr. DeStefano will retain majority control of the Company following the offering.

     Because Laurus is not an "affiliate" of the Company, and the amount of shares being registered on the amended registration statement has been reduced substantially, the offering is not a primary offering and the offering is therefore valid pursuant to Rule 415(a)(1)(i).


3. WE NOTE THAT AN ESCROW AGREEMENT IS LISTED AS AN EXHIBIT TO THE SECURITIES PURCHASE AGREEMENT YOU ENTERED INTO WITH LAURUS MASTER FUND, LTD. ON JUNE 30, 2005. IN ADDITION, WE NOTE THAT PAYMENT UNDER THE NOTE WILL BE MADE AS SET FORTH IN THE DISBURSEMENT LETTER. HOWEVER, IT APPEARS THAT NEITHER THE ESCROW AGREEMENT NOR THE DISBURSEMENT LETTER HAS BEEN FILED. PLEASE FILE THE AGREEMENTS WITH YOUR NEXT AMENDMENT TO THE REGISTRATION STATEMENT. WE MAY HAVE FURTHER COMMENT.

RESPONSE:

     The Escrow Agreement and the Disbursement Letter were previously filed as exhibits to the Company's Form 10-QSB filing made with the Commission on November 16, 2006, and are incorporated by reference as exhibits 10.55 and
     10.56  to  the  amended  registration  statement  as  you  have  requested.


                         Yours  very  truly,

                         /s/  Edward  R.  DeStefano
                         -----------------------------------
                         Edward  R.  DeStefano
                         Chief  Executive  Officer  and  President

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